EXHIBIT 99.1

Stantec awarded US$20 million contract for Gross Reservoir Expansion Project

The completed dam will be the tallest in Colorado and improve water reliability for more than 1.5 million people

EDMONTON, Alberta and DENVER, Oct. 06, 2022 (GLOBE NEWSWIRE) -- NYSE, TSX: STN

Stantec, a global leader in sustainable design and engineering, has been named Engineer of Record providing engineering support during construction for the second phase of the Gross Reservoir Expansion (GRE) Project in Boulder County, Colorado. The US$531 million project will raise the height of the existing concrete curved gravity dam by 131 feet, increasing the reservoir’s capacity to approximately 119,000 total acre-feet and making it the tallest dam in Colorado.

The GRE project aims to provide water security to more than 1.5 million residents in Denver Water’s service area. The expanded reservoir will help balance the Denver Water North (Fraser/Colorado River Basin via Moffat Tunnel) and South (South Platte and Colorado/Blue River Basin via the Roberts Tunnel) collection systems, ensuring greater resiliency and flexibility to provide water from multiple sources to serve the community. The project is also designed to prevent water shortfalls during droughts or extreme weather-related events.

“By raising Gross Reservoir, Denver Water is addressing one of the most pressing issues facing the Western United States: water resiliency,” said Mario Finis, executive vice president for Stantec’s Energy & Resources business. “We are providing a multi-solution approach, including water storage, as part of an overall plan to address the challenges facing our communities.”

Stantec was awarded the design services contract for the first phase of the project in 2017, and once expanded, the dam will be the largest dam raise using a roller-compact concrete system in the world. Stantec’s US$20 million construction phase contract will include owner support, contractor quality reviews, and regulatory compliance. The GRE project received approval from the Colorado State Engineer’s Office and Federal Energy Regulatory Commission in early 2022.

Stantec’s Energy & Resources team is creating complex infrastructure that serves communities for generations. Stantec and Municipal Subdistrict Northern Colorado Water Conservancy District (Northern Water) recently celebrated the groundbreaking of Chimney Hollow Reservoir Project in Loveland, Colorado, which will provide water storage to meet the needs of growing populations across northern Colorado communities, including Broomfield, Longmont, Loveland, and Greely. To learn more, visit: www.stantec.com/dams.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended, or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Ashley Warnock	Jess Nieukerk
Stantec Media Relations	Stantec Investor Relations
Ph: (403) 472-0122	Ph: (587) 579-2086
ashley.warnock@stantec.com	jess.nieukerk@stantec.com

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